UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Dun & Bradstreet Holdings, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

26484T106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CC Star Holdings, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,818,899
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,818,899

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,818,899
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.13%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons CC Capital GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,818,899
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,818,899
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,818,899
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.13%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Chinh E. Chu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,103,193
	6.	Shared Voting Power 41,692,484
	7.	Sole Dispositive Power 2,103,193
	8.	Shared Dispositive Power 41,692,484
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,795,677
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.30%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Dun & Bradstreet Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

101 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)            CC Star Holdings, LP (“Star Holdings”)

(ii)           CC Capital GP, LLC (“CC Capital”)

(iii)          Chinh E. Chu

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: c/o Dun & Bradstreet Holdings, Inc. 101 John F. Kennedy Parkway Short Hills, New Jersey 07078

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

26484T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

204,224 shares (the “DNB Shares”) of the Issuer are directly owned by Star Holdings and 4,614,675 DNB Shares are owned by Star Holdings and CC DNB Holdings, L.P. (“DNB Holdings”). Pursuant to the terms of a voting agreement entered into in connection with the initial public offering of the Issuer, DNB Holdings delegated its voting rights over such shares to Star Holdings. CC Capital is the general partner of Star Holdings. Mr. Chu is the sole member of CC Capital GP, LLC.

Mr. Chu directly holds 23,193 shares of Common Stock and 2,080,000 shares issuable upon the exercise of options, which are fully vested and exercisable. Mr. Chu is a director of the Issuer. In addition, Mr. Chu may be deemed the beneficial owner of 36,873,585 Common Stock held by Star Parent, L.P. (“Star Parent”). Mr. Chu serves as one of two members of the board of managers of Star Parent GP Holding, LLC, the general partner of Star Parent. Star Parent reports its beneficial ownership in independent Section 13 reports, not as part of the joint filing group reporting herein.

The Reporting Persons may be deemed to beneficially own an aggregate of 43,795,677 shares of the Issuer’s Common Stock, representing approximately 10.30% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage of beneficial ownership is based on 423,039,089 shares of Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q by the Issuer filed with the Securities and Exchange Commission on November 5, 2020, plus 2,080,000 shares of Common Stock into which Mr. Chu’s options are currently exercisable.

By virtue of the letter agreement (the “Letter Agreement”), dated as of June 30, 2020, by and among Bilcar, LLC, D&B Holdco, LLC, certain funds affiliated with Thomas H. Lee Partners, L.P., Star Holdings and Black Knight Infoserv, LLC (collectively, the “Parties”), the Parties, including the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on the Parties’ Section 16 filings filed with the Securities and Exchange Commission, such a “group” would be deemed to beneficially own an aggregate of 268,283,803 shares of Common Stock, or 62.80% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13G does not reflect any shares of Common Stock beneficially owned by the other Parties.

(b)       Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)       Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)       Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)       Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2021

CC Star Holdings, LP

By: CC Capital GP, LLC
Its: General Partner

By:	/s/ Chinh Chu
Name: Chinh E. Chu
Title: President and Senior Managing Director

CC Capital GP, LLC

By:	/s/ Chinh Chu
Name: Chinh E. Chu
Title: President and Senior Managing Director

By:	/s/ Chinh Chu

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 16, 2021